Exhibit 99.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2025

480 - 1140 West Pender Street, Vancouver, BC, V6E 4G1

www.santacruzsilver.com

Table of Contents

Company Overview	4
2025 Second Quarter Highlights	5
Management Business Overview and Outlook	6
Selected Quarterly Production Results	7
Bolivar Mine Operating Results	10
Porco Mine Operating Results	12
Caballo Blanco Group Operating Results	13
San Lucas Group Operating Results	15
Zimapan Mine	17
Other Properties	18
Qualified Person and Technical Disclosures	18
Overview of Financial Results	19
Quarters ended June 30, 2025 and 2024	19
For the six months ended June 30, 2025 and 2024	20
Summary of Quarterly Results	21
Liquidity, Capital Resources and Contractual Obligations	22
Liquidity	22
Off-balance Sheet Arrangements	23
Transactions with Related Parties	23
Subsequent Events	23
Material Accounting Estimates and Judgments	24
Accounting Policies Including Changes in Accounting Policies and Initial Adoption	24
Financial Instruments and Other Instruments	25
Outstanding Share Data	28
Internal Controls over Financial Reporting and Disclosure Controls and Procedures	28
Non-GAAP Measures	29
Cautionary Note Regarding Forward-looking Information	36
Additional Information	37

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of results of operations and financial condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025 and the notes thereto of Santacruz Silver Mining Ltd. (“the Company” or “Santacruz”) which have been prepared in accordance with IFRS Accounting Standards (“IFRS®”), as issued by the International Accounting Standards Board (“IASB”).

All dollar amounts are expressed in thousands of US dollars unless otherwise indicated. Unless otherwise noted, references to “C$” are to thousands of Canadian dollars, references to “MXN” are to thousands of Mexican pesos and references to “BOB” are to thousands of Bolivian bolivianos.

During the preparation of the of the audited annual financial statements for the year ended December 31, 2024, the Company identified several errors in the previously filed 2024 interim consolidated financial statements and the 2023 audited annual consolidated financial statements. The Company determined that a correction was required and as such, restated its previously reported consolidated financial statements as at December 31, 2023 and the consolidated statement of financial position as at January 1, 2023, refer to note 3 of the audited annual consolidated financial statements for the year ended December 31, 2024. The interim consolidated statement of income and statement of cash flows for the three and six months ended June 30, 2024 have also been restated, refer to note 5 in the interim consolidated financial statements for details of the adjustments. Where applicable, previously reported figures in this MD&A have been updated to reflect the adjustments made as part of the restatement.

Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences. Throughout this MD&A, the terms first quarter, second quarter, third quarter, fourth quarter and year to date are respectively used interchangeably with the terms Q1, Q2, Q3, Q4 and YTD.

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities regulation and should be read in conjunction with the “Risk Factors” and “Cautionary Note Regarding Forward-looking Information” section in this MD&A.

All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 18, 2025.

Company Overview

Santacruz was incorporated pursuant to the Business Corporations Act of British Columbia on January 24, 2011. The Company’s registered office is located at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3. The Company is listed for trading on the TSX Venture Exchange (‘‘TSXV’’) under the symbol ‘‘SCZ’’.

The Company is engaged in the operation, acquisition, exploration and development of mineral properties in Latin America, with a primary focus on silver and zinc, but also including lead and copper. As at June 30, 2025, the Company had acquired ownership including mining concession rights to the following mineral properties:

Bolivia:

●	Sinchi Wayra (“Sinchi Wayra”), which consists of the following mineral properties and businesses located in Bolivia:
	○	the Caballo Blanco Group which includes the Tres Amigos and Colquechaquita mines (the “Caballo Blanco Group” or “Caballo Blanco”) and the Don Diego processing plant (the “Don Diego Processing Plant” or “Don Diego”), which processes production from the Caballo Blanco Group as well as toll milling from the San Lucas feed sourcing business;
	○	the Soracaya exploration project (the “Soracaya Project” or “Soracaya”); and
	○	the San Lucas Group which includes the San Lucas feed sourcing and trading business and the Reserva mine (the “San Lucas Group” or “San Lucas”).
●	Illapa (“Illapa”), with its operations held under an association agreement with Corporación Minera de Bolivia (“COMIBOL”) a Bolivian state-owned entity comprising:
	○	the Bolivar mine (the “Bolivar Mine” or “Bolivar”) and process plant complex; and
	○	the Porco mine (the “Porco Mine” or “Porco”) and process plant complex.

Mexico:

○	The Zimapan mine (the “Zimapan Mine” or “Zimapan”) and processing plant located in Hidalgo, Mexico;
○	The La Pechuga Property and the Santa Gorgonia Prospect, which are exploration properties located in Mexico.

Management has assessed the nature of its interest in the Illapa Business and determined it to be a joint operation. The Company records its 45% interest in the assets, liabilities, revenues and expenses of the Illapa Business in its consolidated financial statements. The Company is solely responsible for certain transactions made by the Illapa business, and for these transactions, the assets, liabilities, revenues and expenses are recognized at 100% in the Company’s Financial Statements and result in balances payable to or owed from COMIBOL for its share of the joint operation. The Company is the operator of the Illapa Business and as such the chief executive officer and executive management team review the Bolivar and Porco operating and financial information on a 100% basis. The Company reports its segment information on a 100% basis with respect to Bolivar and Porco together with an elimination column representing COMIBOL’s 55% interest (refer to Note 22 of the unaudited interim consolidated financial statements).

In this MD&A, operational information for Bolivar and Porco is presented at 100%. Readers of this MD&A are cautioned that although in the operating section of this MD&A the Company reports 100% of the production and sales information, the Company records 45% of the assets, liabilities, revenues and expenses in its consolidated financial statements. In contrast to the operational information, all financial information presented in this MD&A is reported showing 45% of the assets, liabilities, revenues and expenses which coincides with the information presented in the audited consolidated financial statements.

From the acquisition of the Bolivian operations through to December 2024, the Company has used the official fixed rate of 6.96 BOB/USD to record transactions denominated in BOB. Commencing January 1, 2025, the Company has been recording transactions denominated in Bolivian Bolivianos (BOB) using a spot rate determined by an estimation technique instead of the official rate. The Company believes this methodology for calculating the foreign exchange from BOB to USD is a more accurate representation of the current economic conditions in Bolivia. The average rate determined by using the new valuation technique for the six months ended June 30, 2025 was 13.44 BOB/USD. All monetary assets and liabilities outstanding as at June 30, 2025 have been revalued using a spot rate of 14.30 BOB/USD.

In the third quarter of 2024, the Company changed its business process and began feeding all of the Reserva mine’s ore to the San Lucas feed sourcing business instead of combining it with the ore from other mines in the Caballo Blanco Group. To reflect the change in business process, the operating segments were updated in Q3 2024 to present the results of the Reserva mine as part of the San Lucas Group, comparative information from previous periods has not been updated and the results of the Reserva mine are still presented as part of the Caballo Blanco Group.

2025 Second Quarter Highlights

	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2 Restated(6)	Change ‘25 Q2 vs ‘24 Q2	2025 YTD	2024 YTD Restated (6)	Change ‘25 YTD vs ‘24 YTD
Operational
Material Processed (tonnes milled)	480,863	471,773	2%	500,755	(4%)	952,637	971,503	(2%)
Silver Equivalent Produced (ounces) (1)	3,547,054	3,688,129	(4%)	4,166,364	(15%)	7,235,184	8,042,752	(10%)
Silver Ounces Produced	1,423,081	1,590,063	(11%)	1,671,359	(15%)	3,013,144	3,253,308	(7%)
Zinc Tonnes Produced	21,148	20,719	2%	25,052	(16%)	41,868	47,899	(13%)
Lead Tonnes Produced	2,773	2,718	2%	2,908	(5%)	5,492	5,861	(6%)
Copper Tonnes Produced	229	279	(18%)	284	(19%)	507	539	(6%)
Silver Equivalent Sold (payable ounces) (2)	2,993,136	3,059,556	(2%)	3,402,139	(12%)	6,052,692	7,035,077	(14%)
Cash Cost of Production per Tonne (3)	81.95	73.22	12%	95.11	(14%)	77.63	94.18	(18%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	19.48	17.84	9%	21.66	(10%)	18.65	21.42	(13%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	22.95	22.34	3%	24.91	(8%)	22.64	24.58	(8%)
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (2) (3) (4)	32.37	31.85	2%	30.40	6%	32.10	26.67	20%
Financial
Revenues	73,295	70,314	4%	70,485	4%	143,609	123,074	17%
Gross Profit	25,288	27,859	(9%)	15,856	59%	53,147	16,255	227%
Net Income	20,977	9,451	122%	1,449	1348%	30,428	134,108	(77%)
Net Earnings) Per Share - Basic ($/share)	0.06	0.03	100%	0.00	0%	0.09	0.38	(76%)
Adjusted EBITDA (3)	26,770	27,516	(3%)	15,971	68%	54,286	14,662	270%
Cash and Cash Equivalent	39,997	32,527	23%	7,308	447%	39,997	7,308	447%
Working Capital	60,295	51,733	17%	14,976	303%	60,295	14,976	303%

Year to Date Production Summary - By Mine

	Bolivar (5)	Porco (5)	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Material Processed (tonnes milled)	117,159	96,653	109,421	181,669	447,735	952,637
Silver Equivalent Produced (ounces) (1)	1,387,815	728,364	1,344,687	1,798,971	1,975,347	7,235,184
Silver Ounces Produced	725,507	226,438	608,052	614,655	838,492	3,013,144
Zinc Tonnes Produced	7,208	5,460	7,523	12,658	9,019	41,868
Lead Tonnes Produced	383	293	1,082	990	2,744	5,492
Copper Tonnes Produced	N/A	N/A	N/A	N/A	507	507
Average head grades per mine:
Silver (g/t)	215	88	184	123	79	117
Zinc (%)	6.77	6.01	7.30	7.73	2.59	4.97
Lead (%)	0.46	0.44	1.19	0.87	0.76	0.76
Copper (%)	N/A	N/A	N/A	N/A	0.24	0.24
Metal recovery per mine:
Silver (%)	90	83	94	85	74	81
Zinc (%)	91	94	94	90	78	85
Lead (%)	71	69	83	62	81	75
Copper (%)	N/A	N/A	N/A	N/A	47	47
Silver Equivalent Sold (payable ounces) (2)	1,323,546	607,992	1,112,662	1,386,735	1,621,757	6,052,692

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas Group and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.
(5)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(6)	The revenues, gross profit, net loss, net loss per share, Adjusted EBITDA, and working capital were restated as a result of corrections made to the 2024 comparatives. Refer to Note 5 of the consolidated interim financial statements for further details and impacts of the restatement.

Management Business Overview and Outlook

Debt Reduction and Restructuring:

On March 20th 2025, the Company made a $10,000 payment to Glencore as part of a plan to exercise the acceleration option to satisfy the base purchase price obligation owed to Glencore for the purchase of the Sinchi Wayra and Illapa operations. An additional payment of $7,500 was made in May 2025 and an additional payment of $7,500 was made in July 2025. The Company plans to continue making bi-monthly payments until reaching a total of $40,000 at which point the acceleration option will have been exercised and the base purchase price obligation of $80,000 will be extinguished.

Bolivian Operations:

Our Bolivian operations will continue to follow the 2025 mine plan which prioritizes accessing areas with higher silver grades. Operational efficiency will remain a core focus for our mining and milling activities. The strategy is anchored on two key pillars: optimizing mining costs and improving metal recovery rates in our processing plants. This dual approach is designed to enhance the quality of our concentrates while maintaining a sustainable balance between cost optimization and productivity.

Mexican Operations:

In 2025, the Zimapan operations will continue to leverage the 2024 capex investments increasing production and improving overall productivity. A key objective is to begin mining at Level 960, which has mineralized material which will generate higher silver head grades. Cost optimization initiatives will remain in place, with a continued focus on maintaining a balanced approach between production growth and operational efficiency. Process improvements have already yielded positive results over recent quarters, and management is committed to building on these gains. In addition to local operational improvements, the Company is focusing on generating synergies across its portfolio to enhance integration, streamline processes, and drive sustainable improvements in both output and financial performance.

Selected Quarterly Production Results

	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1	Change Q2 vs Q1	Change ‘25 Q2 vs ‘24 Q2
Material Processed (tonnes milled)
Bolivar (4)	54,803	62,356	69,411	70,271	72,151	72,802	(12%)	(24%)
Porco (4)	49,152	47,501	53,702	48,714	51,307	50,862	3%	(4%)
Caballo Blanco Group	57,773	51,648	60,776	58,374	83,661	72,462	12%	(31%)
San Lucas Group	94,973	86,695	92,369	96,160	83,900	69,221	10%	13%
Zimapan	224,162	223,573	216,883	217,741	209,736	205,402	0%	7%
Total	480,863	471,773	493,141	491,260	500,755	470,749	2%	(4%)
Silver Equivalent Produced (ounces) (1)
Bolivar (4)	601,516	786,299	920,614	905,862	904,204	899,355	(24%)	(33%)
Porco (4)	360,841	367,523	423,387	417,690	454,364	466,900	(2%)	(21%)
Caballo Blanco Group	685,479	659,208	798,976	646,605	832,229	740,895	4%	(18%)
San Lucas Group	940,457	858,514	992,949	1,052,528	1,026,334	878,182	10%	(8%)
Zimapan	958,761	1,016,585	961,401	1,010,529	949,233	891,056	(6%)	1%
Total	3,547,054	3,688,129	4,097,327	4,033,214	4,166,364	3,876,388	(4%)	(15%)
Silver Ounces Produced
Bolivar (4)	304,468	421,040	491,378	483,300	427,665	425,756	(28%)	(29%)
Porco (4)	105,901	120,537	145,585	171,972	151,258	176,436	(12%)	(30%)
Caballo Blanco Group	294,786	313,266	368,822	248,605	318,520	284,810	(6%)	(7%)
San Lucas Group	319,634	295,021	329,760	354,877	364,607	294,998	8%	(12%)
Zimapan	398,292	440,199	426,141	444,634	409,309	399,949	(10%)	(3%)
Total	1,423,081	1,590,063	1,761,686	1,703,388	1,671,359	1,581,949	(11%)	(15%)
Zinc Tonnes Produced
Bolivar (4)	3,225	3,983	4,611	4,553	5,168	5,063	(19%)	(38%)
Porco (4)	2,786	2,674	2,983	2,626	3,276	3,160	4%	(15%)
Caballo Blanco Group	3,974	3,549	4,455	4,117	5,331	4,703	12%	(25%)
San Lucas Group	6,643	6,015	7,089	7,525	7,150	6,279	10%	(7%)
Zimapan	4,520	4,498	4,219	4,322	4,127	3,642	1%	10%
Total	21,148	20,719	23,357	23,143	25,052	22,847	2%	(16%)
Lead Tonnes Produced
Bolivar (4)	182	201	327	305	300	395	(9%)	(39%)
Porco (4)	132	161	215	206	205	169	(18%)	(36%)
Caballo Blanco Group	595	486	549	515	641	611	22%	(7%)
San Lucas Group	509	481	554	493	450	427	6%	13%
Zimapan	1,355	1,389	1,287	1,508	1,312	1,351	(3%)	3%
Total	2,773	2,718	2,932	3,027	2,908	2,953	2%	(5%)
Copper Tonnes Produced
Zimapan	229	279	248	270	284	256	(18%)	(19%)
Total	229	279	248	270	284	256	(18%)	(19%)
Silver Equivalent Sold (payable ounces) (2)
Bolivar (4)	586,851	736,696	777,765	730,460	775,682	1,014,743	(20%)	(24%)
Porco (4)	254,284	353,708	345,675	410,617	365,176	419,231	(28%)	(30%)
Caballo Blanco Group	596,038	516,624	629,937	708,726	688,391	573,346	15%	(13%)
San Lucas Group	774,550	612,185	847,411	846,455	715,135	754,910	27%	8%
Zimapan	781,413	840,343	852,103	905,497	857,755	870,708	(7%)	(9%)
Total	2,993,136	3,059,556	3,452,891	3,601,755	3,402,139	3,632,938	(2%)	(12%)

Selected Quarterly Production Results (continued)

	2025 Q2	2025 Q1	2024 Q4	2024 Q3(5)	2024 Q2(5)	2024 Q1(5)	Change Q2 vs Q1	Change ‘25 Q2 vs ‘24 Q2
Cash Cost of Production per Tonne (3)
Bolivar (4)	94.96	81.19	121.19	135.61	120.01	112.94	17%	(21%)
Porco (4)	66.26	69.14	97.39	119.35	114.53	92.96	(4%)	(42%)
Caballo Blanco Group (4)	54.70	56.27	76.15	107.55	96.27	113.94	(3%)	(43%)
San Lucas Group	130.84	101.64	234.29	200.18	134.50	156.51	29%	(3%)
Zimapan	68.52	64.75	57.80	61.59	65.57	57.60	6%	5%
Total	81.95	73.22	106.35	110.50	95.11	93.19	12%	(14%)
Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar (4)	14.86	13.50	18.65	20.41	18.90	17.43	10%	(21%)
Porco (4)	19.78	16.60	24.84	24.54	24.41	21.59	19%	(19%)
Caballo Blanco Group (4)	10.85	12.66	16.40	19.77	21.15	27.79	(14%)	(49%)
San Lucas Group	21.37	17.34	28.30	25.55	22.73	22.04	23%	(6%)
Zimapan	27.56	25.70	23.34	22.08	22.50	20.29	7%	23%
Total	19.48	17.84	22.38	22.38	21.66	21.19	9%	(10%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (3)
Bolivar (4)	17.55	16.79	22.17	26.75	18.64	19.51	5%	(6%)
Porco (4)	22.35	19.63	31.61	29.65	25.22	24.16	14%	(11%)
Caballo Blanco Group (4)	13.87	14.78	19.60	21.75	26.21	31.60	(6%)	(47%)
San Lucas Group	23.69	19.16	34.22	26.43	22.86	22.28	24%	4%
Zimapan	32.35	34.32	27.13	27.07	27.62	22.59	(6%)	17%
Total	22.74	22.34	27.83	27.40	24.91	24.27	5%	(6%)

Underground development (m)	11,531	10,135	11,167	10,933	10,434	9,436	14%	11%
Core Drilling (m)	4,689	3,179	3,204	4,166	5,949	4,311	48%	(21%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold in the Non-GAAP Measures section, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold and Average Realized Price per Ounce of Silver Equivalent Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(5)	Cost of sales in previously reported quarters of 2024 were restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or were related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the annual consolidated financial statements and note 5 of the interim consolidated financial statements for further details regarding the restatement.

Production Results

In the six months ended 2025, the Company processed 952,637 tonnes of ore, producing 7,235,184 silver equivalent ounces. This total includes 3,013,144 ounces of silver and 41,868 tonnes of zinc. Full Q2 2025 production results were released in a news release dated July 29, 2025.

Q2 2025 vs Q1 2025

In Q2 2025, Santacruz delivered stable operational performance, with growth in throughput and concentrate production at Caballo Blanco and San Lucas, and steady results at Porco and Zimapan. The Group’s overall silver equivalent output was temporarily affected by a mid-May water inflow at Bolívar, which restricted access to high-grade areas and reduced both volumes and grades. This impact was partially offset by San Lucas’ strategic contribution, increasing material supply and sustaining mill utilization, along with positive throughput gains in other operations. While Bolívar’s temporary disruption moderated consolidated silver equivalent production, the Group’s diversified asset base and flexible ore sourcing model supported overall operational continuity and revenue resilience.

Q2 2025 vs Q2 2024

In Q2 2025, Santacruz delivered a broadly resilient performance compared to Q2 2024, supported by operational efficiencies, flexible sourcing strategies, and diversified asset contributions. While Bolívar and Porco faced year-over-year declines in production due to lower throughput and grades, partly impacted by the water inflow event at Bolívar, these effects were mitigated by the strategic role of San Lucas and efficiency gains at Caballo Blanco, where higher grades and improved recoveries helped offset reduced volumes. Zimapan posted stable silver equivalent output, benefiting from stronger zinc head grades, and San Lucas maintained its margins, ensuring steady contribution to the Group´s throughput.

Cash Cost and All-in Sustaining Cost per Silver Equivalent Ounce Sold

Q2 2025 vs Q1 2025

On a consolidated basis, AISC remained broadly stable, moving slightly higher to $22.74/oz in Q2 2025 from $22.34/oz in Q1 2025. At the operational level, Bolivar´s AISC increased 5% to $17.55/oz, while Porco rose 14% to $22.35/oz, both impacted by lower production volumes. San Lucas reported an increase of 24% to 23.69/oz; however, this is consistent with its margin-based sourcing model, where ore costs adjust in line with market prices of metals. On the other hand, Caballo Blanco achieved a 6% reduction to $13.87/oz, reflecting efficiency gains in the operation. Zimapan reported an increase to $32.35/oz as a significant portion of its CAPEX for the year was executed earlier in the year.

Q2 2025 vs Q2 2024

Compared to Q2 2024, consolidated AISC improved 9%, declining to $22.74/oz from $24.91/oz. The most notable year-over-year improvements came from Caballo Blanco in Bolivia, where AISC dropped 47% to $13.87/oz, supported by operational efficiencies and the impact of currency depreciation in Bolivia.

Bolivar Mine Operating Results

Bolivar Production Table (3)	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	54,803	62,356	(12%)	72,151	(24%)	117,159	144,952	(19%)
Silver Equivalent Produced (ounces) (1)	601,516	786,299	(24%)	904,204	(33%)	1,387,815	1,803,560	(23%)
Silver Equivalent Sold (payable ounces) (2)	586,851	736,696	(20%)	775,682	(24%)	1,323,546	1,790,425	(26%)

Production
Silver (ounces)	304,468	421,040	(28%)	427,665	(29%)	725,507	853,421	(15%)
Zinc (tonnes)	3,225	3,983	(19%)	5,168	(38%)	7,208	10,231	(30%)
Lead (tonnes)	182	201	(9%)	300	(39%)	383	694	(45%)

Average Grade
Silver (g/t)	190	237	(20%)	207	(8%)	215	203	6%
Zinc (%)	6.52	7.00	(7%)	7.83	(17%)	6.77	7.75	(13%)
Lead (%)	0.44	0.47	(6%)	0.57	(22%)	0.46	0.65	(30%)

Metal Recovery
Silver (%)	91	89	3%	89	2%	90	90	(1%)
Zinc (%)	90	91	(1%)	92	(1%)	91	91	0%
Lead (%)	75	68	10%	73	3%	71	73	(3%)

Cash Cost of Production per Tonne ($/t) (4)	94.96	81.19	17%	120.01	(21%)	87.63	116.46	(25%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	14.86	13.50	10%	18.90	(21%)	14.10	18.07	(22%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	17.55	16.79	5%	18.64	(6%)	17.13	19.13	(10%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	Bolivar is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(4)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Bolivar Mine has been active for more than 200 years. The current mine complex consists of an underground mine, 1,100 t/d milling facility, tailings storage facility, maintenance workshop, shaft-winder, water treatment plants, supplies warehouse, main office, hospital, and camp.

The Bolivar mine operates in two main areas: the Central Zone, an extension of the original ore deposit that runs deeper, and the Rosario Zone, a parallel area with its own separate entrance.

Currently the mine is producing about 21,000 tonnes of ore per month, and 840 meters of combined primary and secondary development each month. At the same time, ore from the San Lucas feed sourcing business is providing production flexibility and allowing the mill to operate efficiently.

The Bolívar mill has operated continuously since 1993, receiving feed from two main sources: the Bolívar Mine, which supplies approximately 70%, and toll feed sourced through the San Lucas feed sourcing business, contributing the remaining 30%. The mill processes each feed type separately, enabling precise analysis and reporting for each. Different reagent strategies are applied to each source due to the presence of pyrrhotite in the San Lucas feed, which is generally absent in the Bolívar mine feed.

Bolivar Mine Operating Results (continued)

Q2 2025 vs Q1 2025

Silver equivalent production decreased by 24% due to a 12% decline in tonnes processed; silver ounces declined by 28% and zinc by 19%. These reductions stem from a mid-May water inflow that flooded the Pomabamba South and Nané high grade areas, cutting access to planned stopes and lowering average head grades (silver -20%, zinc -7%). A modest gain in silver recoveries (+3%) only partially offset the impact of lower grades, while zinc recoveries were essentially flat (-1%). San Lucas’ flexible sourcing model has mitigated a significant portion of Bolivar’s production shortfall, helping sustain overall throughput and revenues until the affected areas are fully restored by the end of October.

Q2 2025 vs Q2 2024

Silver equivalent production was 33% lower year over year driven by a 24% decline in material processed; silver output dropped by 29% and zinc by 38%. The water inflow event described above limited mining flexibility and access to higher grade stopes, which resulted in weaker head grades (silver -8%, zinc -17%). Weaker head grades were marginally offset by improved silver recoveries (+2%) while zinc recoveries remained stable (-1%). San Lucas’ flexible sourcing model has mitigated a significant portion of the Bolívar shortfall, helping sustain overall throughput and revenues until operations in the affected areas are fully restored by the end of October.

Porco Mine Operating Results

Porco Production Table (3)	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	49,152	47,501	3%	51,307	(4%)	96,653	102,169	(5%)
Silver Equivalent Produced (ounces) (1)	360,841	367,523	(2%)	454,364	(21%)	728,364	921,264	(21%)
Silver Equivalent Sold (payable ounces) (2)	254,284	353,708	(28%)	365,176	(30%)	607,992	784,406	(22%)

Production
Silver (ounces)	105,901	120,537	(12%)	151,258	(30%)	226,438	327,694	(31%)
Zinc (tonnes)	2,786	2,674	4%	3,276	(15%)	5,460	6,436	(15%)
Lead (tonnes)	132	161	(18%)	205	(36%)	293	374	(22%)

Average Grade
Silver (g/t)	79	98	(20%)	105	(25%)	88	117	(25%)
Zinc (%)	6.03	5.99	1%	6.76	(11%)	6.01	6.74	(11%)
Lead (%)	0.41	0.46	(11%)	0.52	(21%)	0.44	0.49	(11%)

Metal Recovery
Silver (%)	85	81	6%	88	(3%)	83	85	(3%)
Zinc (%)	94	94	0%	94	0%	94	93	1%
Lead (%)	65	73	(11%)	77	(15%)	69	74	(7%)

Cash Cost of Production per Tonne ($/t) (4)	66.26	69.14	(4%)	114.53	(42%)	67.67	103.79	(35%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	19.78	16.60	19%	24.41	(19%)	17.93	22.90	(22%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (4)	22.35	19.63	14%	25.22	(11%)	20.77	24.65	(16%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	Porco is presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.
(4)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions

The Porco Mine has been in operation for nearly 500 years. The complex consists of an underground mine, milling facility, maintenance workshop, tailing storage facility, water treatment plant, supplies warehouse, main office, two hospitals and Yancaviri Camp.

The mine produces approximately 17,000 tonnes of ore, and on average realizes 600 meters of total development per month. The mine is comprised of two production areas. Hundimiento uses long hole mechanized mining methods to exploit the deeper extension of the primary vein complex, and the Central zone which is conventionally mined using more selective shrinkage stoping.

The milling facility is sourced by the mine feed (approximately 60%), and the toll feed from the San Lucas feed sourcing business (40%).

Q2 2025 vs Q1 2025

Material processed increased by 3%, while silver equivalent production remained roughly the same. Silver production declined 12% due to a 20% decrease in head grades that was partially offset by a 6% improvement in recoveries. Zinc production grew 4% with stable head grades (-1%) and recoveries (nil %). The offsetting movement between silver grades and recoveries limited the impact on overall silver equivalent ounces.

Q2 2025 vs Q2 2024

Material processed decreased by 4%, and silver equivalent production declined by 21%. Silver output was down

30% due to a 25% drop in silver head grades and a 3% decrease in recoveries. Zinc production fell 15% due to lower head grades (-11%) and recoveries remained consistent.

Caballo Blanco Group Operating Results

Caballo Blanco Group Production Table	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	57,773	51,648	12%	83,661	(31%)	109,421	156,123	(30%)
Silver Equivalent Produced (ounces) (1)	685,479	659,208	4%	832,229	(18%)	1,344,687	1,573,124	(15%)
Silver Equivalent Sold (payable ounces) (2)	596,038	516,624	15%	688,391	(13%)	1,112,662	1,261,738	(12%)

Production
Silver (ounces)	294,786	313,266	(6%)	318,520	(7%)	608,052	603,330	1%
Zinc (tonnes)	3,974	3,549	12%	5,331	(25%)	7,523	10,034	(25%)
Lead (tonnes)	595	486	22%	641	(7%)	1,082	1,252	(14%)

Average Grade
Silver (g/t)	168	202	(17%)	133	27%	184	134	37%
Zinc (%)	7.32	7.28	0%	6.96	5%	7.30	7.00	4%
Lead (%)	1.23	1.15	7%	1.04	18%	1.19	1.07	11%

Metal Recovery
Silver (%)	94	93	1%	89	6%	94	90	5%
Zinc (%)	94	94	0%	92	3%	94	92	3%
Lead (%)	84	82	2%	74	13%	83	75	11%

Cash Cost of Production per Tonne ($/t) (3)	54.70	56.27	(3%)	96.27	(43%)	55.44	104.47	(47%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	10.85	12.66	(14%)	21.15	(49%)	11.69	24.17	(52%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	13.87	14.78	(6%)	26.21	(47%)	14.29	28.66	(50%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions

Following a thorough examination of the Don Diego milling facility processing performance, Caballo Blanco Group made a strategic adjustment in Q3 to improve metal recovery and concentrate value. Previously, the milling facility handled ore from three mines: Colquechaquita, Tres Amigos, and Reserva. A recent evaluation revealed that processing a blend of ores exclusively from Colquechaquita and Tres Amigos at Don Diego significantly improved silver recovery in the lead concentrate. This enhancement adds greater value to the lead concentrate and generates additional revenue for the Company. The process modification is consistent with our goal of enhancing efficiencies by improving metal recoveries and concentrate value.

Ore from the Reserva mine will now be processed and blended with ore from the San Lucas ore sourcing business to improve overall operating efficiency. The initial results of this adjustment reveal significant gains in silver in lead concentrate recovery, prompting management to adopt this new processing approach as the standard going forward. This revised operational framework will help both Caballo Blanco and San Lucas achieve more consistent recovery performance and maximize the value of its mineral resources.

Caballo Blanco Group Mine Operating Results (continued)

Q2 2025 vs Q1 2025

Material processed increased by 12%, while silver equivalent production increased by 4%; the lower relative growth is due to reduced silver head grades (-17%) that were partially offset by slightly higher recoveries (1%). Silver production decreased 6% due to the grade variance. Zinc production increased 12% with stable grades and recoveries.

Q2 2025 vs Q2 2024

Results between quarters are not directly comparable because prior-year figures included three mines, whereas current performance reflects only Colquechaquita and Tres Amigos following the reorganization in which Reserva mine production was 100% dedicated to the San Lucas processing facility starting in the second quarter of 2024. Material processed decreased by 31%, yet silver equivalent production declined by only 18%, indicating improved efficiency. Silver output decreased by 7% as materially higher silver head grades (+27%) and improved recoveries (+6%) were offset by lower tonnes processed; this, combined with the positive trend in silver prices, supported revenues. Zinc production decreased 25% due to lower throughput, partly mitigated by modest improvements in zinc head grades (+5%) and recoveries (+3%).

San Lucas Group Operating Results

San Lucas Group Production Table	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	94,973	86,695	10%	83,900	13%	181,669	153,121	19%
Silver Equivalent Produced (ounces) (1)	940,457	858,514	10%	1,026,334	(8%)	1,798,971	1,904,515	(6%)
Silver Equivalent Sold (payable ounces) (2)	774,550	612,185	27%	715,135	8%	1,386,735	1,470,045	(6%)

Production
Silver (ounces)	319,634	295,021	8%	364,607	(12%)	614,655	659,605	(7%)
Zinc (tonnes)	6,643	6,015	10%	7,150	(7%)	12,658	13,429	(6%)
Lead (tonnes)	509	481	6%	450	13%	990	877	13%

Average Grade
Silver (g/t)	124	123	1%	165	(25%)	123	162	(24%)
Zinc (%)	7.81	7.65	2%	9.31	(16%)	7.73	9.58	(19%)
Lead (%)	0.90	0.84	8%	0.86	5%	0.87	0.91	(4%)

Metal Recovery
Silver (%)	85	86	(2%)	82	3%	85	83	3%
Zinc (%)	90	91	(1%)	91	(2%)	90	92	(2%)
Lead (%)	59	66	(10%)	62	(4%)	62	63	(1%)

Cash Cost of Production per Tonne ($/t) (3)	130.84	101.64	29%	134.50	(3%)	116.91	144.45	(19%)
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	21.37	17.34	23%	22.73	(6%)	19.59	22.38	(12%)
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	23.69	19.16	24%	22.86	4%	21.69	22.56	(4%)

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton and $2,085.90/ton for silver, zinc and lead respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from the Bolivar, Porco, the Caballo Blanco Group, and San Lucas in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The San Lucas feed sourcing business utilizes the excess production capacity of each of the milling facilities in Bolivia to produce concentrate. Feed is sourced from independent organized mining groups with whom San Lucas has negotiated agreements outlining methodology for valuation and purchase as well as validating the source of the feed and methods used in extraction. Once the ore material is sampled and the purchase is finalized, it is blended and processed. Starting from Q3 2024, the operating results of the Reserva mine are included in the San Lucas results because all ore produced by the Reserva mine is sold to the San Lucas feed sourcing business to achieve optimal recoveries.

Generally, the ore from the San Lucas feed sourcing business is campaigned through each milling facility and kept separate from mine feeds. Across the three milling facilities, the approximate distribution used by San Lucas to process third-party ore is 44% at Porco, 22% at Don Diego, and 34% at Bolívar. The feed volume and grade are variable and challenging to forecast; however, the consistent and fair business structure offered by our San Lucas feed sourcing business appeals to local miners. By working with a medium- to long-term perspective, we enhance the consistency of the ore, and additional agreements are currently being negotiated to increase feed sourced.

San Lucas Group Operating Results (continued)

Q2 2025 vs Q1 2025

The San Lucas ore sourcing and trading business operates under a margin-based business model that maintains contribution margins by aligning ore purchase costs with its metallurgical content. Material processed increased by 10% and silver equivalent production grew proportionally by 10%, reflecting stable metallurgical performance. Silver output rose by 8% with stable head grades (1% higher) and slightly lower recoveries (-2%). Zinc production increased 10% due to marginal improvements in head grades (2%) and stable recoveries (-1%). San Lucas also fulfilled its strategic role by supporting overall Group mill utilization and helping to offset part of the impact from the temporary water flood event at Bolívar.

Q2 2025 vs Q2 2024

The San Lucas ore sourcing and trading business operates under a margin-based business model that maintains contribution margins by aligning ore purchase costs with its metallurgical content. Material processed increased 13%; however, silver equivalent production decreased 8% as lower silver head grades (-25%) more than offset a 3% improvement in recoveries. Silver output declined 12% on the same grade trend. Zinc production decreased by 7% due to lower head grades (-16%) and stable recoveries (-2%). Through flexible sourcing, San Lucas continued to preserve margins and provided strategic support to mitigate the temporary disruption at Bolivar during the period.

Zimapan Mine

Zimapan Production Table	2025 Q2	2025 Q1	Change Q2 vs Q1	2024 Q2	Change Q2 vs Q2	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD
Material Processed (tonnes milled)	224,162	223,573	0%	209,735	7%	447,735	415,139	8%
Silver Equivalent Produced (ounces) (1)	958,761	1,016,585	(6%)	949,233	1%	1,975,347	1,840,289	7%
Silver Equivalent Sold (payable ounces) (2)	781,413	840,343	(7%)	857,755	(9%)	1,621,757	1,728,464	(6%)

Production
Silver (ounces)	398,292	440,199	(10%)	409,309	(3%)	838,492	809,259	4%
Zinc (tonnes)	4,520	4,498	1%	4,127	10%	9,019	7,769	16%
Lead (tonnes)	1,355	1,389	(3%)	1,312	3%	2,744	2,663	3%
Copper (tonnes)	229	279	(18%)	284	(19%)	507	539	(6%)

Average Grade
Silver (g/t)	77	80	(3%)	80	(3%)	79	81	(3%)
Zinc (%)	2.62	2.56	2%	2.46	7%	2.59	2.38	9%
Lead (%)	0.80	0.72	11%	0.73	10%	0.76	0.78	(3%)
Copper (%)	0.22	0.26	(14%)	0.30	(25%)	0.24	0.29	(18%)

Metal Recovery
Silver (%)	71	77	(7%)	76	(6%)	74	75	(1%)
Zinc (%)	77	79	(2%)	80	(4%)	78	79	(1%)
Lead (%)	76	86	(12%)	86	(12%)	81	83	(2%)
Copper (%)	45	48	(5%)	45	0%	47	44	6%

Cash Cost of Production per Tonne ($/t) (3)	68.52	64.75	6%	65.57	5%	66.64	61.63	8%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	27.56	25.70	7%	22.50	23%	26.60	21.38	24%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	32.35	34.32	(6%)	27.62	17%	33.37	25.08	33%

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/ton, $2,085.90/ton and $9,762.69/ton for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold applied to the payable metal content of the concentrates sold from Zimapan in 2024.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold and All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” section below for definitions.

The Zimapan operation produces feed from the Carrizal and Monte mines, which are connected by a 7.4-kilometre underground access and haulage tunnel which terminates at the San Francisco process plant. Mining methods used include long hole and cut and fill stoping. The plant processes about 72,000 tonnes per month and produces three concentrates using differential flotation. Tailings Storage Facility and other support facilities are located adjacent and downstream of the plant location.

Q2 2025 vs Q1 2025

Throughput was stable (nil% change) while silver equivalent production decreased 6%. Silver output fell 10% due to a 7% drop in recoveries and slightly lower head grades (-3%). Zinc production was stable (+1%) with marginally higher head grades (+2%) offset by a slight decrease in recoveries (-2%).

Q2 2025 vs Q2 2024

Material processed increased by 7%, and silver equivalent production improved by 1%, as a higher zinc contribution offset slightly lower silver production. Silver production decreased 3% due to modestly lower head grades (-3%) and a decrease in recoveries (-6%). Zinc production increased by 10%, supported by a 7% rise in head grades.

Other Properties

Soracaya is an approximately eight-hectare exploration asset located approximately 200 km south south-west of Potosi and 4.4 km from the San Vincente mine (owned by Pan American Silver). Verification of the resource to NI 43-101 standards is currently in progress as well as some claim maintenance work underground.

Qualified Person and Technical Disclosures

All scientific and technical disclosure contained in this MD&A was reviewed and approved by Garth Kirkham P.Geo. an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

Production at the Zimapan Mine is not supported by a feasibility study on mineral reserves demonstrating economic or technical viability or any other independent economic study under NI 43-101. Accordingly, there is increased uncertainty and higher economic and technical risks of failure associated with production operations at the Zimapan Mine. Production and economic variables may vary considerably due to the absence of a complete and detailed site analysis according to and in accordance with NI 43- 101. Project failure may adversely impact the Company’s future profitability.

Overview of Financial Results

Quarters ended June 30, 2025 and 2024

	2025 Q2	2024 Q2 Restated (1)	Change ‘25 Q2 vs ‘24 Q2

Revenues	73,295	70,485	4%

Mine operating costs
Cost of sales	(42,568)	(47,717)	(11%)
Depreciation, depletion and amortization	(5,439)	(6,911)	(21%)
Gross profit	25,288	15,857	59%

General and administrative expenses	(3,957)	(6,798)	(42%)
Share-based compensation expense	(1,349)	(8)	16763%
Operating income	19,982	9,051	121%

Finance costs	(1,085)	(7,095)	(85%)
Foreign exchange gain	3,144	6,341	(50%)
Income before tax	22,041	8,297	166%

Income tax expense	(1,064)	(6,848)	(84%)
Net income for the period	20,977	1,449	1348%

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	177	-	0%
Currency translation differences	(805)	6,695	(112%)
Comprehensive income for the period	20,349	8,144	150%

Net income per share:
Basic	0.06	0.00
Diluted	0.06	0.00

Weighted average number of common shares:
Basic	355,869,531	352,429,081
Diluted	373,806,193	353,072,115

(1)	The financial results were restated as a result of corrections made to the 2024 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement. The quarterly results presented in this MD&A have been adjusted under the same basis as the annual adjustments presented in the financial statements.

Revenues for the quarter ended June 30, 2025, were $73,295, an increase of $2,810 as compared to Q2 2024. The increase is primarily due to an increase in the average realized price of silver from $30.40 in Q2 2024 to $32.37 in Q2 2025.

Cost of sales for the quarter ended June 30, 2025, was $42,568, a decrease of $5,149 compared to Q2 2024. The large decrease is due the change effective January 1, 2025 to use the Bank rate instead of the Official rate to record transactions denominated in Bolivian Bolivianos. Increased labour costs, mine and plant maintenance costs and mine contractor fees and ore and concentrate purchase costs at other sites, were offset by decrease in costs caused by the reduction in exchange rate.

Depreciation, depletion and amortization for the quarter ended June 30, 2025, was $5,439, a decrease of $1,472 compared with Q2 2024. The decrease is mainly attributed to the extension of the mine life of Mexican operations. The corresponding mine properties are depreciated on a straight-line basis, thereby decreasing the periodic depreciation expense for the extended useful life.

Gross profit for the quarter ended June 30, 2025, was $25,288, an increase of $9,431 compared with Q2 2024, due to the variances described above.

General and administrative expenses for the quarter ended June 30, 2025, were $3,957, a decrease of $2,841 compared to Q2 2024. The decrease is mainly due to the change in exchange rate used to record BOB denominated transactions, which decreased salaries and benefits costs considerably.

Finance costs for the quarter ended June 30, 2025, were $1,085, a decrease of $6,010 compared to Q2 2024. The decrease is primarily attributed to a smaller loss in the current quarter arising from the change in fair value of consideration payable.

Foreign exchange gain for the quarter ended June 30, 2025, was $3,565 having decreased by $2,776 from $6,341 in Q2 2024. The decrease is again due to changing the exchange rate that is being used to record transactions denominated in BOB. The decrease was partially offset by the revaluation of monetary items on the balance sheet that was higher than usual due to the change in the exchange rate.

For the six months ended June 30, 2025 and 2024

	2025 YTD	2024 YTD	Change ‘25 YTD vs ‘24 YTD

Revenues	143,609	123,074	17%

Mine operating costs
Cost of sales	(80,446)	(96,681)	(17%)
Depreciation, depletion and amortization	(10,016)	(10,137)	(1%)
Gross profit	53,147	16,256	227%

General and administrative expenses	(8,877)	(11,733)	(24%)
Share-based compensation expense	(1,508)	(19)	7837%
Operating income	42,762	4,504	849%

Gain on adjustment to consideration payable	-	133,255	(100%)
Finance costs	(942)	(7,883)	(88%)
Foreign exchange gain	9,378	13,179	(29%)
Income before tax	51,198	143,055	(64%)

Income tax expense	(20,770)	(8,947)	132%
Net income for the period	30,428	134,108	(86%)

Other comprehensive income that may be reclassified subsequently to net income or loss:
Unrealized gain (loss) on marketable securities	177	-	0%
Currency translation differences	(483)	7,199	(107%)
Comprehensive income for the period	30,122	141,307	(79%)

Net income (loss) per share:
Basic	0.09	0.38
Diluted	0.09	0.38

Weighted average number of common shares:
Basic	355,862,573	351,710,109
Diluted	373,799,235	352,353,143

Revenues for the six months ended June 30, 2025, were $143,609, an increase of $20,535 compared with the six months ended June 30, 2024. The increase is driven primarily by an increase in the average realized price per ounce of silver equivalent ounce sold from $26.67 in 2024 to $32.10 in2025.

Cost of sales for the six months ended June 30, 2025, was $80,446, a decrease of $16,235 compared with the six months ended June 30, 2024. The large decrease is due the change effective January 1, 2025 to using the Bank rate instead of the Official rate to record BOB denominated transactions. Increased labour costs, mine and plant maintenance costs and mine contractor fees and ore and concentrate purchase costs at other sites, were offset by decrease in costs caused by the reduction in exchange rate.

Depreciation, depletion and amortization for the six months ended June 30, 2025, was $10,016, a decrease of $121 compared with the six months ended June 30, 2024, which was mainly attributable to the extension of the mine life of Mexican operations. The corresponding mine properties are depreciated on a straight-line basis, thereby decreasing the periodic depreciation expense for the extended useful life. This is offset by a higher depreciation expense recognized in the preceding Q1 2025, which saw higher depreciation as a result of greater depreciation of assets applying the units of production depreciation method.

Gross profit for the six months ended June 30, 2025, was $53,147, an increase of $36,891 compared with the six months ended June 30, 2024 due to the factors described above.

General and administrative expenses for the six months ended June 30, 2025, was $8,877, a decrease of $2,856 compared to the six months ended June 30, 2024, which was mainly attributable to reductions in administration costs and salaries and benefits.

Finance costs for the six months ended June 30, 2025, was $942, a decrease of $6,941 compared to the six months ended June 30, 2024. The decrease was mainly due to a smaller loss arising from the change in fair value of consideration payable in the current period.

Foreign exchange gain for the six months ended June 30, 2025, was $9,378 compared to $13,179 in the six months ended June 30, 2024. The decrease is due to changing the exchange rate that is being used to record BOB denominated transactions by using the Bank rate instead of the Official rate.

Income tax expense for the six months ended June 30, 2025, was $20,770 compared to $8,947 in the six months ended June 30, 2024. The significant increase is due to a large deferred income tax expense recognized in Q1 2025 caused by changing the exchange rate that is being used to record transactions denominated in Bolivian Bolivianos by using the Bank rate instead of the Official rate. When the Bank rate was used it resulted in a decrease in the tax values of mineral properties, plant and equipment while the book values remained unchanged because they are translated at the historical exchange rate. The difference in the book and tax values generated a significant one-time deferred income tax expense and a deferred tax liability that will be unwound over the useful lives of the assets.

Summary of Quarterly Results

The following table presents selected financial information for each of the most recent eight quarters:

	2025		2024				2023 Restated(2)
	Q2	Q1	Q4	Q3(2)	Q2(2)	Q1(2)	Q4	Q3
Revenues	73,295	70,314	81,669	78,244	70,485	52,589	57,616	64,408
Mine operating costs	48,007	42,455	56,419	62,523	54,629	52,190	50,369	58,837
Gross profit	25,288	27,859	25,250	15,721	15,856	399	(15,385)	5,571
Operating expenses	(5,306)	(5,079)	(6,068)	(6,592)	(6,806)	(4,946)	(4,698)	(7,757)
Net income	20,977	9,451	21,067	9,310	1,449	132,659	490	(5,102)
Net income per share – basic and diluted	0.06	0.03	0.06	0.03	0.00	0.38	0.00	(0.01)

(1)	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants for all quarters.
(2)	The financial results were restated as a result of corrections made to the 2024 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement. The quarterly results presented in this MD&A have been adjusted under the same basis as the annual adjustments presented in the financial statements.

The Company’s quarterly results vary based on the silver equivalent ounces sold per period together with the average realized silver price for the period. In Q1 2024 the Company recorded a one-time gain on adjustment to consideration payable of $133,255 after entering into the Term Sheet with Glencore.

Liquidity, Capital Resources and Contractual Obligations

Liquidity

As at June 30, 2025, the Company had cash and cash equivalents of $39,997 (December 31, 2024 - $35,721). The Company’s cash and cash equivalents are not exposed to liquidity risk and there is no restriction on the ability of the Company to use these funds to meet its obligations.

For the three and six months ended June 30, 2025, the Company reported net income of $20,977 and $30,428 respectively. (three months ended June 30, 2024 - net income of $1,449 and six months ended June 30, 2024 – net income of $134,108). As at June 30, 2025, the Company had working capital of $60,295 (December 31, 2024 - working capital of $46,296).

The Company has a consideration payable balance outstanding for the acquisition of the Sinchi Wayra and Illapa operations which occurred in 2022. The consideration payable consists of a base purchase price obligation and contingent value rights (“CVR”) obligation.

The base purchase price obligation consists of the Company paying up to $80,000 in cash to Glencore in eight equal annual instalments of $10,000 each (the “Base Purchase Price” or “BPP”) with the first payment being made on or before November 1, 2025. The Company can exercise an option to accelerate the payment of the outstanding balance of the Base Purchase Price in full at any time. Such prepayment amount will be $40,000 if exercised prior to November 1, 2025 and shall decrease by $2,000 for each annual instalment of $10,000 that has been paid by the Company (the “Acceleration Option”).

During the six months ended June 30, 2025 the Company has made several payments to Glencore totalling $17,500 as part of a plan to exercise the acceleration option to satisfy the base purchase price obligation owed to Glencore for the purchase of the Sinchi Wayra and Illapa operations. An additional payment of $7,500 was made in July so that the total amount repaid is $25m. The Company plans to make additional bi-monthly payments of $7,500 commencing until reaching $40,000 at which point the acceleration option will have been exercised and the base purchase price obligation of $80,000 will be extinguished.

The CVR has not resulted in any payments to date because the price of zinc has not reached the levels that would trigger a payment (greater than $3,850 per tonne).

At June 30, 2025, the Company has non-current loans payable of $2,174 (December 31, 2024 - $3,137), and non-current consideration payable to Glencore of $30,262 (December 31, 2024 - $34,783). In addition, the Company has retained earnings of $14,421 (December 31, 2024 – accumulated deficit of $16,007) and shareholders’ equity of $162,997 (December 31, 2024 - $131,347).

The Company’s cash flows from operating, investing, and financing activities during the six months ended June 30, 2025, are summarized as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024 (1)	2025	2024(1)
Cash flow
Cash generated by operating activities	32,236	6,056	38,525	8,684
Cash (used by) provided by investing activities	(29,487)	(4,632)	(46,332)	(6,504)
Cash (used by) provided by financing activities	4,632	2,156	11,998	1,050
Increase in cash and cash equivalents	7,381	3,580	4,191	3,230
Effect of exchange rate on cash and cash equivalents held in foreign currencies	89	(307)	85	(869)
Cash and cash equivalents, beginning of the period	32,527	4,035	35,721	4,947
Cash and cash equivalents, end of period	39,997	7,308	39,997	7,308

(1)	The cash generated by operating activities and used by investing and financing activities were restated as a result of corrections made to the 2024 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

Cash generated by operating activities of $38,525, primarily due to:

●	$35,602 in cash flows from operating activities before movements in working capital items; and,
●	$2,923 net increase in non-cash working capital items during the period.

Cash used by investing activities of $46,332, primarily related to:

●	$11,449 spent on expenditures on mineral properties, plant and equipment;
●	$22,621 spent on purchases of marketable securities, net of $4,926 received from maturities of marketable securities; and,
●	$17,500 payment on the consideration payable balance for the acquisition of Sinchi Wayra.

Cash provided by financing activities of $11,998, consists of:

●	$44,057 proceeds from loans payable; and,
●	$32,059 repayments of loans payable and lease liabilities.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may from time to time adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares an annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of compliance with covenants for the Trafigura Loan Facility. The Company is fully compliant with all financial covenants stipulated in the agreement.

Off-balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangement such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities or derivative financial obligations.

Transactions with Related Parties

During the three and six months ended June 30, 2025 and 2024, the Company incurred the following charges for directors, officers, and other members of key management of the Company, as well as for companies controlled by directors and officers of the Company:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Management and consulting fees	627	529	1,309	1,071
Share-based compensation	1,133	8	1,282	19
	1,760	537	2,591	1,090

Of the $627 in management and consulting fees incurred with related parties during the three months ended June 30, 2025, $61 (2024 - $24) was related to directors’ fees and $566 (2024 - $505) was related to management fees.

Key management includes directors of the Company, the CEO, the CFO, the Executive Chairman, and other members of key management. Other than the amounts disclosed above, there was no other compensation paid or payable to key management for employee services for the reported periods.

Subsequent Events

On July 7, 2025 the Company made a third payment of $7,500 to Glencore as part of its plan to exercise the acceleration option to satisfy the base purchase price obligation owed to Glencore for the purchase of the Sinchi Wayra and Illapa operations. The first payment of $10,000 was made on March 20, 2025. The Company will continue to make bi-monthly payments of $7,500 commencing in May 2025 until reaching a total of $40,000 at which point the acceleration option will have been exercised and the base purchase price obligation of $80,000 will be extinguished. Refer to note 10 of the interim consolidated financial statements for further information.

Material Accounting Estimates and Judgments

The Company’s critical accounting judgements and estimates have been consistently applied with those presented in Note 5 of the audited annual consolidated financial statements for the years ended December 31, 2024, and 2023 and are supplemented by the changes described below:

Determination of Exchange rate for Bolivian operations

The Sinchi Wayra and Illapa operations are located in Bolivia and sales revenue from the Bolivian operations is denominated and settled in US Dollars but most operating expenses are denominated in Bolivian Bolivianos (BOB). The functional currency of the Bolivian subsidiaries is United States dollars and has not changed since acquisition. Since the operations were acquired in 2022 the Company has used the official exchange rate published by the Central Bank of Bolivia to record all transactions denominated in BOB, this exchange rate has been fixed at 6.96 BOL/USD since 2009.

Until late 2023 and throughout 2024 the exchange rates quoted by banks to buy BOB with US Dollars was generally in line with the official exchange rate and varied only by several basis points. The spread between the official exchange rate (the “Official rate”) and the Bank rate used to acquire BOB has widened progressively and is no longer a temporary situation. Management expects that the spread will continue due to macroeconomic fundamentals. Recording BOB denominated expenses at the Official rate is no longer appropriate and to better present the economic substance of BOB denominated transactions, management will change its approach by using a spot rate that is in line with the Bank rate.

As defined in IAS 21 – The effects of changes in foreign exchange rates, the BOB is exchangeable, however because there is no availability of the currency at the official exchange rate it is more appropriate to determine the spot rate that is the actual exchange rate that is being used to purchase BOB. Management has applied an estimation technique to determine the spot exchange rate used for translating transactions denominated in BOB. This estimated rate (the “Bank rate”) is based on the average of weekly quotations obtained from commercial banks which reflects the rate at which an orderly exchange transaction takes place at the measurement date between market participants under the prevailing economic conditions.

The official rate of 6.96 BOB/USD has been used to record transactions denominated in BOB since the acquisition of the Bolivian operations until December 31, 2024. Starting January 1, 2025 the Bank rate has been used to record transactions denominated in BOB. The average Bank rate for the six months ended June 30, 2025 was 13.44 BOB/USD. All monetary assets and liabilities outstanding as at June 30, 2025 have been revalued using the Bank spot rate of 14.30 BOB/USD. The exchange rate is management’s estimate of the $USD value of transactions denominated in BOB, accordingly comparative figures which were translated using the official rate have not been restated as the change in estimate is applied prospectively.

Accounting Policies Including Changes in Accounting Policies and Initial Adoption

The company acquired Treasury Bills and Treasury notes during the 3 months ended June 30, 2025, these instruments are financial assets and will be carried at fair value through other comprehensive income (FVTOCI). The instruments are classified as Marketable Securities and Long-term investments in the statement of financial position. The instruments at FVTOCI are initially recognized at fair value plus transaction costs. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTOCI are recognized in other comprehensive income (loss). When the securities mature or are sold the cumulative realized gains and losses are recognized through profit and loss as Finance Costs.

The remainder of the accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2024 and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.

Financial Instruments and Other Instruments

June 30, 2025	Amortized cost	FVTPL	FXTOCI	Total
	$	$	$	$
Financial assets
Cash and cash equivalents	39,997	-	-	39,997
Marketable securities	-	-	17,872	17,872
Trade and other receivables	12,819	17,164	-	29,983
	52,816	17,164	17,872	87,852
Financial liabilities
Trade payables and accrued liabilities	38,755	-	-	38,755
Consideration payable	21,185	9,077	-	30,262
Loans payable	24,692	-	-	24,692
Other liabilities	28,881	-	-	28,881
	113,513	9,077	-	122,590

December 31, 2024	Amortized cost	FVTPL	FVTOCI	Total
Financial assets
Cash and cash equivalents	35,721	-	-	35,721
Trade and other receivables	24,462	17,402	-	41,864
	60,183	17,402	-	77,585
Financial liabilities
Trade payables and accrued liabilities	47,389	-	-	47,389
Consideration payable	34,625	10,158	-	44,783
Loans payable	19,569	-	-	19,569
Other liabilities	38,578	-	-	38,578
	140,161	10,158	-	150,319

(1)	The Trade and other receivables, trade payables and accrued liabilities and other liabilities amounts were restated as a result of corrections made to the 2024 comparatives. Refer to Note 3 of the consolidated financial statements for further details and impacts of the restatement.

The categories of the fair value hierarchy that reflect the inputs to valuation techniques used to measure fair value are as follows:

●	Level 1: Quoted prices in active markets for identical assets or liabilities;
●	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and
●	Level 3: Inputs for the asset or liability based on unobservable market data.

The carrying values of cash and cash equivalents, other receivables, and trade payables and accrued liabilities approximate their fair values because of their short-term nature.

Marketable securities consists of US treasury notes and US treasury bills which are held as part of the Company’s cash position and liquidity management strategy. The Marketable securities are measured at fair value using level 1 inputs, the unrealized gain/loss is recorded as other comprehensive income and once the securities are sold or mature the corresponding gain/loss is recorded as finance income/cost.

The securities are held with Steifel bank which uses a portion of the holdings as collateral for the Standby Letters of Credit that were issued to Banco BISA and Banco Credito de Bolivia (see note 11a)). Although the securities held can be readily converted to cash they are restricted to the extent that the amounts serve as collateral. The Standy Letter of credit issued to Banco BISA is for $10,000 and expires on May 26, 2026. The standby letter of credit issued to Banco Credito de Bolivia is for $5,830 and expires on March 26, 2026, and automatically renews each year. Since the standby letter of credit to Banco Credito de Bolivia will renew indefinitely, the amount held as collateral has been classified as non-current.

Trade receivables are measured at fair value using Level 2 inputs. The fair value of trade receivables is measured based on inputs other than quoted prices for the underlying commodity prices (silver, lead, zinc, copper) to which the receivable relates as the trade receivables are provisionally priced at the time of sale.

The fair value of the loans payable for disclosure purposes is determined using discounted cash flows based on the expected amounts and timing of future cash flows discounted using a market rate of interest adjusted for appropriate credit risk.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the consolidated statements of financial position at fair value on a recurring basis were categorized as follows:

	June 30, 2025			December 31, 2024
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Assets
Marketable securities	17,872	-	-	-	-	-
Trade and other receivables	-	17,164	-	-	17,402	-
	17,872	17,164	-	-	17,402	-

Liabilities
Consideration payable	-	-	9,077	-	-	10,158
	-	-	9,077	-	-	10,158

The majority of the Company’s trade receivables arose from provisional concentrate sales and are valued using quoted market prices based on the forward London Metal Exchange for silver, zinc and lead and the London Bullion Market Association P.M. fix for silver.

The methodology and assessment of inputs for determining the fair value of financial assets and liabilities as well as the levels of hierarchy for the Company’s financial assets and liabilities measured at fair value remains unchanged from that as at December 31, 2023.

The Company has exposure to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s trade receivables.

The Company has concentrate contracts to sell the zinc and lead concentrates produced by all of the Company’s mines and the San Lucas trading business. Concentrate contracts are a common business practice in the mining industry. The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of concentrates. Should any of these counterparties not honour purchase arrangements, or should any of them become insolvent, the Company may incur losses for products already shipped and be forced to sell its concentrates on the spot market or it may not have a market for its concentrates and therefore its future operating results may be materially adversely impacted. At June 30, 2025, the Company had receivable balances associated with buyers of its concentrates of $17,164 (December 31, 2024 - $17,402). The Company’s concentrate is sold to well-known concentrate buyers.

The following financial assets represent the maximum credit risk to the Company:

	June 30, 2025	December 31, 2024
	$	$
Cash and cash equivalents	39,997	35,721
Marketable securities	17,872	-
Trade and other receivables	29,983	41,864
Prepaid expenses and deposits	8,352	5,656

Management constantly monitors and assesses the credit risk resulting from its concentrate sales, trading counterparties and customers. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continuously monitoring forecasted and actual cash flows. The Company has in place a rigorous planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans. The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and short-term investments, and its committed loan facilities.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following tables summarize the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments on an undiscounted basis:

	<1 year	1 - 2 years	2 - 5 years	>5 years	Total
	$	$	$	$	$
Trade payables and accrued liabilities	34,565	4,190	-	-	38,755
Consideration payable - base purchase price(1)	-	2,500	40,000	20,000	62,500
Consideration payable - CVR & additional payments	309	1,443	6,166	4,965	12,883
Loans payable	22,518	2,174	-	-	24,692
Lease payments	2,160	207	-	-	2,367
	59,552	10,514	46,166	24,965	141,197

(1)	The Base Purchase Price, as disclosed in Note 10(a), includes an acceleration option that enables the Company to repay less than the contractually committed amounts as presented in the table above. The Company continues to monitor its liquidity position and will determine prior to November 1, 2025 whether it will exercise the first acceleration option available to the Company.

Currency risk

The Company reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies. Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.

The sensitivity of the Company’s net income to changes in the exchange rate between the US dollar and the Bolivian boliviano, the US dollar and the Mexican peso and the US dollar and the Canadian dollar, respectively, would be as follows: a 1% change in the US dollar exchange rate relative to the Bolivian boliviano would change the Company’s net income by approximately $375, a 1% change in the US dollar exchange rate relative to the Mexican peso would change the Company’s net income by approximately $24, and a 1% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net income by approximately $(26).

The Company’s financial assets and liabilities as at June 30, 2025 are denominated in Canadian dollars, US dollars, Bolivian bolivianos and Mexican pesos and translated to US dollars as follows:

	CAD	BOB	USD	MXN	Total
	$	$	$	$	$
Financial assets
Cash and cash equivalents	60	2,887	36,051	999	39,997
Marketable securities	-	-	17,872	-	17,872
Trade and other receivables	16	12,942	16,905	120	29,983
	76	15,829	70,828	1,119	87,852

Financial liabilities
Trade payables and accrued liabilities	869	21,476	3,644	12,766	38,755
Consideration payable	-	-	30,262	-	30,262
Loans payable	-	21,389	3,303	-	24,692
Other liabilities	-	8,681	6,087	14,113	28,881
	869	51,546	43,296	26,879	122,590
Net financial assets (liabilities)	(793)	(35,717)	27,532	(25,760)	(34,738)

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. As at June 30, 2025, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its consideration payable, debt facilities and lease liabilities. Based on the Company’s interest rate exposure at June 30, 2025, a change of 1% increase or decrease of market interest rate would impact the Company’s income or loss by approximately $271.

Price risk

Metal price risk is the risk that changes in metal prices will affect the Company’s income or the value of its related financial instruments. The Company derives its revenue from the sale of silver, zinc, lead and copper. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in precious metal prices, the Company’s current policy is to not hedge the price of precious metal.

Outstanding Share Data

As at the date of this report, the Company has 359,958,729 common shares issued and outstanding, 14,871,809 common shares issuable under stock options, 1,186,662 common shares issuable under restricted share units, 500,000 common shares issuable under performance share units, 675,000 common shares issuable under deferred share units.

Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and that required information is gathered and communicated to the Company’s management so that decisions can be made about the timely disclosure of that information.

The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The restatements of prior period financial statements reflect the company’s efforts to ensure the accuracy of its financial reporting. These restatements resulted from identified deficiencies in internal controls over financial reporting. In response, the company has undertaken measures to strengthen its internal control environment, including the hiring of additional staff at its corporate location, improvements to the process of the preparation of the consolidated financial statements and haven taken actions to improve the coordination between the Corporate accounting function and the site accounting teams and continues to monitor and improve its controls to prevent similar issues in the future. The company remains committed to maintaining effective internal controls and transparency in its financial disclosures.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost- effective control system, misstatements due to error or fraud may occur and not be detected.

Non-GAAP Measures

The Company has included certain non-GAAP performance measures throughout this MD&A, including Cash Cost per Silver Equivalent Ounce Sold, Cash Cost of Production per Tonne, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA each as defined in this section.

These performance measures are employed by the Company to measure its operating and financial performance internally, to assist in business decision-making, and provide key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with International Financial Reporting Standards (“IFRS® Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), certain investors and other stakeholders also use these non-GAAP measures as information to evaluate the Company’s operating and financial performance. As there are no standardized methods of calculating these non-GAAP measures, the Company’s methods may differ from those used by others and, accordingly, the Company’s use of these measures may not be directly comparable to similarly titled measures used by others. Accordingly, these non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The non-GAAP measures of cash cost per silver equivalent ounce sold and cash cost of production per tonne are used by the Company to manage and evaluate operating performance at respective mining operations and are widely reported in the silver mining industry as benchmarks for performance, but do not have a standardized meaning. Cash costs are calculated based on the cash operating costs at the respective mining operations and, in the case of cash cost per silver equivalent ounce sold, also include the third party concentrate treatment, smelting and refining cost.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce produced and cash cost of production per tonne are two of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low cash cost of production per tonne, when taken in connection with effective management of mining dilution, will improve the cash cost per silver equivalent ounce produced. Having a low-cost base per silver equivalent ounce of production allows the Company to continue operating during times of declining commodity prices and provides more flexibility in responding to changing market conditions. In addition, low-cost operations offer a better opportunity to generate positive cash-flows, which improves the Company’s financial condition.

The Company believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and are relevant metrics used to understand the Company’s operating profitability and ability to generate cash-flow.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides a detailed reconciliation between the cash cost of production per tonne, cash cost per silver equivalent ounce sold, and the Company’s operating expenses as reported in the Company’s consolidated statements of income (loss) and comprehensive income (loss) contained in the respective financial statements for the referenced periods.

AISC is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in September 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

AISC is a more comprehensive measure than cash cost per ounce for the Company’s operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its mining operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, sustaining share-based payments (if any), and reclamation cost accretion. AISC for Bolivia Consolidated and Zimapan do not include certain corporate and non-cash items such as corporate general and administrative expense and sustaining share-based payments.

The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne

The following tables provide a detailed reconciliation of these measures to our operating expenses, as reported in our interim consolidated financial statements.

	Three Months Ended June 30, 2025
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	7,539	4,248	5,344	14,592	17,358	-	49,081
Transportation and other selling cost	(1,197)	(912)	(1,347)	(1,986)	(1,213)	-	(6,655)
Royalty	(560)	(256)	(584)	(523)	(51)	-	(1,974)
Inventory change	(578)	177	(253)	343	(734)	-	(1,045)
Cash Cost of Production (A)	5,204	3,257	3,160	12,426	15,361	-	39,408
Cost of sales	7,539	4,248	5,344	14,592	17,358	-	49,081
Concentrate treatment, smelting and refining cost	1,181	782	1,121	1,962	4,181	-	9,227
Cash Cost of Silver Equivalent Sold (B)	8,720	5,030	6,465	16,554	21,539	-	58,308
Sustaining capital expenditures	907	74	1,085	762	2,791	-	5,619
General and administrative expenses	577	413	611	982	833	804	4,220
Accretion of decommissioning and restoration provision	97	166	107	51	118	-	538
All-in Sustaining Cash Cost (C)	10,301	5,683	8,268	18,349	25,281	804	68,684
Material processed (tonnes milled) (D)	54,803	49,152	57,773	94,973	224,162	-	480,863
Silver Equivalent Sold (payable ounces) (E)	586,581	254,284	596,038	774,550	781,413	-	2,993,136
Cash Cost per Silver Equivalent Ounce Sold (B/E)	14.86	19.78	10.85	21.37	27.56	-	19.48
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	17.55	22.35	13.87	23.69	32.35	-	22.95
Cash Cost of Production per tonne (A/D)	94.96	66.26	54.70	130.84	68.52	-	81.95

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Three Months Ended June 30, 2024 (2)
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	11,598	7,125	11,505	13,859	13,721	-	57,808
Transportation and other selling cost	(1,897)	(1,210)	(2,073)	(1,384)	(1,197)	-	(7,761)
Royalty	(1,535)	(708)	(1,408)	(630)	-	-	(4,281)
Inventory change	493	669	30	(560)	1,229	-	1,861
Cash Cost of Production (A)	8,659	5,876	8,054	11,285	13,753	-	47,627
Cost of sales	11,598	7,125	11,505	13,859	13,721	-	57,808
Concentrate treatment, smelting and refining cost	3,064	1,790	3,053	2,398	5,579	-	15,884
Cash Cost of Silver Equivalent Sold (B)	14,662	8,915	14,558	16,257	19,300	-	73,692
Sustaining capital expenditures	(640)	(214)	2,547	-	2,190	-	3,883
General and administrative expenses	293	269	766	90	2,064	2,995	6,477
Accretion of decommissioning and restoration provision	141	240	173	-	136	-	690
All-in Sustaining Cash Cost (C)	14,456	9,210	18,044	16,347	23,690	2,995	84,742
Material processed (tonnes milled) (D)	72,151	51,307	83,661	83,900	209,735	-	500,755
Silver Equivalent Sold (payable ounces) (E)	775,682	365,176	688,391	715,135	857,755	-	3,402,139
Cash Cost per Silver Equivalent Ounce Sold (B/E)	18.90	24.41	21.15	22.73	22.50	-	21.66
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	18.64	25.22	26.21	22.86	27.62	-	24.91
Cash Cost of Production per tonne (A/D)	120.01	114.53	96.27	134.50	65.57	-	95.11

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the consolidated financial statements for further details regarding the restatement.

Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost (“AISC”) per Silver Equivalent Ounce Sold, and Cash Cost of Production per Tonne (continued)

	Six Months Ended June 30, 2025
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total (1)
Cost of sales	15,549	9,113	10,390	24,640	34,165	-	93,857
Transportation and other selling cost	(2,909)	(1,978)	(2,929)	(3,276)	(2,317)	-	(13,409)
Royalty	(1,332)	(615)	(1,313)	(833)	(160)	-	(4,253)
Inventory change	(1,041)	21	(82)	707	(1,851)	-	(2,246)
Cash Cost of Production (A)	10,267	6,541	6,066	21,238	29,837	-	73,949
Cost of sales	15,549	9,113	10,390	24,640	34,165	-	93,857
Concentrate treatment, smelting and refining cost	3,113	1,788	2,615	2,531	8,974	-	19,021
Cash Cost of Silver Equivalent Sold (B)	18,662	10,901	13,005	27,171	43,139	-	112,878
Sustaining capital expenditures	2,602	558	1,379	844	8,296	-	13,679
General and administrative expenses	1,204	818	1,330	1,971	2,444	1,628	9,395
Accretion of decommissioning and restoration provision	205	350	191	91	244	-	1,080
All-in Sustaining Cash Cost (C)	22,673	12,627	15,905	30,077	53,488	1,628	137,031
Material processed (tonnes milled) (D)	117,159	96,653	109,421	181,669	447,735	-	952,637
Silver Equivalent Sold (payable ounces) (E)	1,323,546	607,992	1,112,662	1,386,735	1,621,757	-	6,052,692
Cash Cost per Silver Equivalent Ounce Sold (B/E)	14.10	17.93	11.69	19.59	26.60	-	18.65
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	17.13	20.77	14.29	21.69	33.37	-	22.64
Cash Cost of Production per tonne (A/D)	87.63	67.67	55.44	116.91	66.64	-	77.63

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.

	Six Months Ended June 30, 2024 (2)
	Bolivar (1)	Porco (1)	Caballo Blanco Group	San Lucas Group	Zimapan	Corporate/ other	Total(1)
Cost of sales	25,317	14,215	24,705	28,431	25,558	-	118,226
Transportation and other selling cost	(3,996)	(2,574)	(3,978)	(2,625)	(2,298)	-	(15,471)
Royalty	(2,638)	(1,398)	(2,462)	(1,182)	-	-	(7,680)
Inventory change	(1,802)	361	(1,955)	(2,505)	2,324	-	(3,577)
Cash Cost of Production (A)	16,881	10,604	16,310	22,119	25,584	-	91,498
Cost of sales	25,317	14,215	24,705	28,431	25,558	-	118,226
Concentrate treatment, smelting and refining cost	7,031	3,751	5,789	4,464	11,405	-	32,440
Cash Cost of Silver Equivalent Sold (B)	32,348	17,966	30,494	32,895	36,963	-	150,666
Sustaining capital expenditures	1,163	389	4,125	-	2,950	-	8,627
General and administrative expenses	462	503	1,200	275	3,171	6,613	12,224
Accretion of decommissioning and restoration provision	281	480	345	-	274	-	1,380
All-in Sustaining Cash Cost (C)	34,254	19,338	36,164	33,170	43,358	6,613	172,897
Material processed (tonnes milled) (D)	144,952	102,169	156,123	153,121	415,139	-	971,503
Silver Equivalent Sold (payable ounces) (E)	1,790,425	784,406	1,261,738	1,470,045	1,728,264	-	7,035,077
Cash Cost per Silver Equivalent Ounce Sold (B/E)	18.07	22.90	24.17	22.38	21.38	-	21.42
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold (C/E)	19.13	24.65	28.66	22.56	25.08	-	24.58
Cash Cost of Production per tonne (A/D)	116.46	103.79	104.47	144.45	61.63	-	94.18

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Cost of sales in previously reported quarters of 2024 and 2023 was restated as a result of corrections made to the prior year comparatives, the restatement of these amounts did not impact cash cost per tonne, cash cost per silver equivalent ounce or all-in sustaining cash cost per silver equivalent ounce because the restatement adjustments were non-cash or related to a 45% Porco and Bolivar adjustment that is not applicable to the MD&A because results are presented on a 100% basis. Refer to Note 3 of the consolidated financial statements for further details regarding the restatement.

Average Realized Price per Ounce of Silver Equivalent Sold

Revenues are presented as the sum of invoiced revenues related to delivered shipments of zinc, lead and copper concentrates, after having deducted treatment, smelting and refining charges.

The following is an analysis of the gross revenues prior to treatment, smelting and refining charges, and shows deducted treatment, smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided by silver equivalent ounces sold to calculate the average realized price per ounce of silver equivalents sold.

Consolidated(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenues	87,650	87,547	175,291	155,213
Add back: Treatment, smelting and refining charges	9,227	15,884	19,021	32,440
Gross Revenues	96,877	103,431	194,312	187,653
Silver Equivalent Sold (ounces)	2,993,136	3,402,139	6,052,692	7,035,077
Average Realized Price per Ounce of Silver Equivalent Sold (2)	32.37	30.40	32.10	26.67
Average Market Price per Ounce of Silver per London Silver Fix	33.68	28.74	32.76	26.09

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Bolivar(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenues	18,229	21,086	39,548	40,659
Add back: Treatment, smelting and refining charges	1,181	3,064	3,113	7,031
Gross Revenues	19,410	24,150	42,661	47,690
Silver Equivalent Sold (ounces)	586,851	775,682	1,323,546	1,790,425
Average Realized Price per Ounce of Silver Equivalent Sold (2)	33.07	31.13	32.23	26.64
Average Market Price per Ounce of Silver per London Silver Fix	33.68	28.74	32.76	26.09

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Porco(1) Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenues	7,871	9,934	18,057	17,776
Add back: Treatment, smelting and refining charges	782	1,790	1,788	3,751
Gross Revenues	8,653	11,724	19,845	21,527
Silver Equivalent Sold (ounces)	254,284	365,176	607,992	784,406
Average Realized Price per Ounce of Silver Equivalent Sold (2)	34.03	32.11	32.64	27.44
Average Market Price per Ounce of Silver per London Silver Fix	33.68	28.74	32.76	26.09

(1)	Information for Bolivar and Porco is presented at 100% and financial information will not tie to the consolidated financial statements as the Company records 45% of Bolivar and Porco.
(2)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Caballo Blanco Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenues	18,901	18,326	34,008	28,740
Add back: Treatment, smelting and refining charges	1,121	3,053	2,615	5,789
Gross Revenues	20,022	21,379	36,623	34,529
Silver Equivalent Sold (ounces)	596,038	688,391	1,112,662	1,261,738
Average Realized Price per Ounce of Silver Equivalent Sold (1)	33.59	31.06	32.91	27.37
Average Market Price per Ounce of Silver per London Silver Fix	33.68	28.74	32.76	26.09

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

San Lucas Group Average Realized Price per Ounce of Silver Equivalent Sold

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenues	22,072	17,252	39,895	32,572
Add back: Treatment, smelting and refining charges	1,962	2,398	2,531	4,464
Gross Revenues	24,034	19,650	42,426	37,036
Silver Equivalent Sold (ounces)	774,550	715,135	1,386,735	1,470,045
Average Realized Price per Ounce of Silver Equivalent Sold (1)	31.03	27.48	30.59	25.19
Average Market Price per Ounce of Silver per London Silver Fix	33.68	28.74	32.76	26.09

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Zimapan Mine Average Realized Price per Ounce of Silver Equivalent Sold

	Three months June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenues	20,577	20,949	43,783	35,467
Add back: Treatment, smelting and refining charges	4,181	5,579	8,974	11,405
Gross Revenues	24,758	26,528	52,757	46,872
Silver Equivalent Sold (ounces)	781,413	857,755	1,621,757	1,728,464
Average Realized Price per Ounce of Silver Equivalent Sold (1)	31.68	30.93	32.53	27.12
Average Market Price per Ounce of Silver per London Silver Fix	33.68	28.74	32.76	26.09

(1)	Average Realized Price per Ounce of Silver Equivalent Sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure in which net income is adjusted for income tax expense, interest income, interest expense, amortization and depletion, and impairment charges, foreign exchange gains or losses, unrealized losses or gains on marketable securities, share-based payments expense, accretion expense, changes in fair value of consideration payable and other non-recurring items. Foreign exchange gains or losses may consist of both realized and unrealized losses.

Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments can involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange.

The Company discloses Adjusted EBITDA to aid in understanding of the results of the Company and is meant to provide further information about the Company’s financial results to investors.

The following table provides a reconciliation of Adjusted EBITDA for the three and six months ended June 30, 2025 and 2024.

	Three months ended June 30,		Six months ended June 30,
	2025	2024 Restated (1)	2025	2024 Restated (1)

Net income for the period	20,977	1,449	30,428	134,108
Income tax expense	1,064	6,848	20,770	8,947
Interest (income)	(291)	(281)	(607)	(324)
Interest expense, carrying and finance charges	349	416	600	857
Depreciation, depletion and amortization	5,439	6,912	10,016	10,138
Foreign exchange (gain)	(3,144)	(6,342)	(9,378)	(13,180)
Share-based compensation expense	1,349	8	1,508	19
Accretion (income)	406	215	335	1,544
(Gain) on adjustment to consideration payable	-	-	-	(133,255)
Loss on re-estimation of cash flows related to CAPEX receivable	1,034	8,032	2,979	8,032
Other finance expense (income)	(413)	(1,286)	(2,365)	(2,224)
Adjusted EBITDA	26,770	15,971	54,286	(14,662)

(1)	The comparative figures were restated as a result of corrections made to the 2024 financial statements. Refer to Note 3 of the consolidated interim financial statements for further details and impacts of the restatement.

Cautionary Note Regarding Forward-looking Information

Certain of the statements and information in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance; the expected timing for release of forecasts for 2025, including our estimated production of silver, zinc, lead and copper, and for our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for silver, zinc, lead and copper and other metals and assumed foreign exchange rates; the impacts of inflation on the Company and its operations; whether the Company is able to maintain a strong financial condition and have sufficient capital, or have access to capital, to sustain our business and operations; the timing and outcome with respect to the Company’s environmental, social and governance activities, and the Company’s corporate social responsibility activities and our reporting in respect thereof; the ability of the Company to successfully complete any capital projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on the Company; the potential maximum consideration payable to Glencore pursuant to the Term Sheet; the future results of our exploration activities, anticipated mineral reserves and mineral resources; the costs associated with the Company’s decommissioning obligations; the Company’s plans and expectations for its properties and operations; and expectations with respect to the future anticipated impact of pandemics on our operations.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, include: our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; that the Company will receive all required regulatory approvals to operate; that the market price of zinc may be above certain minimum thresholds for the payment of the CVR Payments and Additional Payments; prices for silver, zinc, lead, copper remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, some of which are described in the “Risks Factors” section of this MD&A without limitation: fluctuations in silver, zinc, lead and copper prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the MXN, BOL and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; required regulatory approvals; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Bolivia or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour;

Cautionary note regarding forward-looking information (continued)

the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; that changes to the market price of zinc may affect the total consideration payable to Glencore pursuant to the omnibus agreement; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions, and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management’s current views of our near- and longer-term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Additional Information

Additional information relating to the Company is on SEDAR+ at www.sedarplus.ca.

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